UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

Indus Realty Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

45580R103

(CUSIP Number)

Susanne V. Clark

Senior Managing Director and General Counsel

c/o Centerbridge Partners, L.P.

375 Park Avenue

New York, NY 10152

(212) 672-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Gregory J. Ressa

Atif I. Azher

Simpson Thacher & Bartlett LLP

425 Lexington Ave.

New York, NY 10017

(212) 455-2000

February 22, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 45580R103

1.	Names of Reporting Persons. CPREF II AIV II - A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 750,779
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 750,779

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 750,779
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%*
14.	Type of Reporting Person (See Instructions) PN

*

Based on 10,194,445 shares of Common Stock of the Issuer issued and outstanding as of February 17, 2023 as reported in Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 22, 2023.

CUSIP NO. 45580R103

1.	Names of Reporting Persons. CPREF II AIV II - B, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 750,778
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 750,778

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 750,778
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%*
14.	Type of Reporting Person (See Instructions) PN

*

Based on 10,194,445 shares of Common Stock of the Issuer issued and outstanding as of February 17, 2023 as reported in Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 22, 2023.

CUSIP NO. 45580R103

1.	Names of Reporting Persons. Centerbridge Partners Real Estate Fund SBS II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,875
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%*
14.	Type of Reporting Person (See Instructions) PN

*

Based on 10,194,445 shares of Common Stock of the Issuer issued and outstanding as of February 17, 2023 as reported in Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 22, 2023.

CUSIP NO. 45580R103

1.	Names of Reporting Persons. Centerbridge Partners Real Estate Associates II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,501,557
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,501,557

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,501,557
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.7%*
14.	Type of Reporting Person (See Instructions) PN

*

Based on 10,194,445 shares of Common Stock of the Issuer issued and outstanding as of February 17, 2023 as reported in Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 22, 2023.

CUSIP NO. 45580R103

1.	Names of Reporting Persons. CPREF II Cayman GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,501,557
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,501,557

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,501,557
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.7%*
14.	Type of Reporting Person (See Instructions) CO

*

Based on 10,194,445 shares of Common Stock of the Issuer issued and outstanding as of February 17, 2023 as reported in Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 22, 2023.

CUSIP NO. 45580R103

1.	Names of Reporting Persons. CCP SBS GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,875
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%*
14.	Type of Reporting Person (See Instructions) OO

*

Based on 10,194,445 shares of Common Stock of the Issuer issued and outstanding as of February 17, 2023 as reported in Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 22, 2023.

CUSIP NO. 45580R103

1.	Names of Reporting Persons. Jeffrey Aronson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,512,432
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,512,432

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,512,432
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.8%*
14.	Type of Reporting Person (See Instructions) IN

*

Based on 10,194,445 shares of Common Stock of the Issuer issued and outstanding as of February 17, 2023 as reported in Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 22, 2023.

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the Common Stock, $0.01 par value per share (“Common Stock”) of INDUS Realty Trust, Inc., a Maryland corporation (the “Issuer”) and amends and supplements the initial statement on Schedule 13D filed on November 25, 2022, as amended by Amendment No. 1 filed on November 28, 2022 (as so amended, the “Schedule 13D”). Except as specifically amended by this Amendment No. 2, the Schedule 13D remains in full force and effect. The principal offices of the Issuer are located at 641 Lexington Avenue, New York, NY 10022. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed, the Reporting Persons determined to explore possible strategic transactions involving the Issuer, including pursuing a proposal to acquire the outstanding shares of Common Stock not currently held by the Reporting Persons.

Merger Agreement

On February 22, 2023, the Issuer, IR Parent, LLC, a Delaware limited liability company (“Parent”), and IR Merger Sub II, Inc., a Maryland corporation and a wholly-owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Parent Parties”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Issuer (the “Merger”). Upon completion of the Merger, the Issuer will survive as a wholly-owned subsidiary of Parent and the separate corporate existence of Merger Sub will cease. The Merger and the other transactions contemplated by the Merger Agreement were approved and declared advisable by the board of directors of the Issuer (the “Issuer Board”). The Parent Parties are affiliates of the Reporting Persons and GIC Real Estate, Inc. (together, the “Sponsors”). If the Merger is consummated, the Issuer would cease to be a publicly traded company and the Common Stock would become delisted from The Nasdaq Stock Market.

Merger Consideration

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Merger Effective Time”), each share of Common Stock that is issued and outstanding immediately prior to the Merger Effective Time will be automatically cancelled and converted into the right to receive an amount in cash equal to $67.00 per share (the “Merger Consideration”), without interest. The Merger Consideration will also be increased by an amount per share of Common Stock, in cash (rounded to the nearest whole cent), if any, equal to the sum of (1) the cash amount per share of Common Stock equal to the most recently declared regular quarterly cash dividend of the Issuer permitted by the terms of the Merger Agreement as of the date prior to the closing date of the Merger (the “Closing Date” and such dividend, the “Final Dividend”), if the record date for the Final Dividend is after the closing of the Merger, plus (2)(A) the cash amount per share of Common Stock equal to the Final Dividend, multiplied by (B)(I) the number of days between the first day following the end of the quarterly period for which the Final Dividend was declared, if any, and the day prior to the Closing Date, divided by (C) 90, rounded to the nearest whole cent, without duplication for any period.

Each issued and outstanding share of Common Stock held by the Parent Parties or any of their respective affiliates, including the Reporting Persons, that are issued and outstanding as of the Merger Effective Time will be unaffected by the Merger (and no consideration will be paid, nor will any right inure or be made with respect to such shares of Common Stock in connection with or as a consequence of the Merger) and will remain issued and outstanding as one share of common stock of the entity surviving the Merger.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, immediately prior to the Merger Effective Time, the outstanding warrant to purchase Common Stock (the “Warrant”) will be automatically cancelled and terminated and converted into the right to receive from the entity surviving the Merger (the “Surviving Entity”) an amount in cash (without interest) equal to the product obtained by multiplying (x) the aggregate number of shares of Common Stock underlying the Warrant immediately prior to the Merger Effective Time by (y) an amount equal to the Merger Consideration less the per share exercise price of the Warrant, less any applicable withholding taxes; provided, however, that in the event the applicable per share exercise price of the Warrant is greater than the Merger Consideration, the Warrant will be cancelled without consideration.

Issuer Compensatory Awards

The Issuer’s outstanding compensatory awards, including options to purchase shares of Common Stock, awards of restricted stock units with respect to Common Stock and awards of performance-based vesting restricted stock units with respect to Common Stock, will be treated pursuant to the terms of the Merger Agreement. The Issuer’s Long-Term Incentive Plans (as defined in the Merger Agreement) will be terminated effective as of the Merger Effective Time, subject to the consummation of the Merger.

Closing Conditions

The consummation of the Merger is subject to certain closing conditions, including, among others, the approval of the Merger by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote on the Merger (the “Stockholder Approval”), the clearance by the Committee on Foreign Investment in the United States and the approval by the European Commission under Council Regulation (EC) No. 139/2004 (as amended). The obligations of the parties to consummate the Merger are not subject to any financing condition or the receipt of any financing by the Parent Parties. The Merger Agreement provides that, unless Parent otherwise agrees in writing, the closing of the Merger will not occur prior to May 23, 2023.

Representations, Warranties and Covenants

The Merger Agreement contains representations, warranties and covenants, including, among others, covenants by the Issuer to conduct its business in the ordinary course consistent with past practice, subject to certain exceptions, during the period between the execution of the Merger Agreement and the consummation of the Merger. The Merger Agreement also requires the Issuer to convene and hold a stockholders’ meeting for the purpose of obtaining the Stockholder Approval (as defined in the Merger Agreement).

Prohibition on Solicitations of Transactions

The Issuer has agreed to immediately cease any activities, solicitations, discussions, or negotiations with any person with respect to any Competing Proposal or Inquiry (each as defined in the Merger Agreement) and not, directly or indirectly, to solicit, initiate, provide any non-public information in response to, or knowingly facilitate any Inquiry or the making of any proposal that constitutes, or could reasonably be expected to lead to, a Competing Proposal or enter into any Alternative Acquisition Agreement (as defined in the Merger Agreement). Prior to obtaining Stockholder Approval, the Issuer may, upon receipt of a bona fide written Competing Proposal that constitutes, or could reasonably be expected to lead to, a Superior Proposal (as defined in the Merger Agreement), participate or engage in discussions or negotiations with, or furnish information relating to any of the Acquired Companies to, a person or group of persons making such a Competing Proposal.

Prior to obtaining the Stockholder Approval, the Issuer Board may, in certain circumstances, effect an Adverse Recommendation Change (as defined in the Merger Agreement) and/or terminate the Merger Agreement, subject to complying with specified notice requirements to Parent and other conditions set forth in the Merger Agreement, including paying an Issuer Termination Fee (defined below) in specified circumstances, as described below.

Termination of the Merger Agreement; Termination Payment

The Merger Agreement contains termination rights, including the right of either party to terminate the Merger Agreement if the Merger has not been completed by 11:59 p.m. (Eastern time) on November 22, 2023 (the “Outside Date”), if any Governmental Authority of competent jurisdiction has issued a final, non-appealable order permanently restraining or otherwise prohibiting the transactions contemplated by the Merger Agreement, or the Stockholder

Approval has not been obtained upon a vote taken at the stockholders’ meeting or any adjournment or postponement thereof. The Merger Agreement also may be terminated by the Issuer under certain circumstances, including if, prior to obtaining the Stockholder Approval and after following certain procedures and adhering to certain restrictions, the Issuer Board effects an Adverse Recommendation Change in connection with a Superior Proposal and the Issuer pays the Parent the Issuer Termination Payment or due to certain uncured material breaches of the Merger Agreement by Parent. In addition, Parent may terminate the Merger Agreement under certain circumstances and subject to certain restrictions, including if, prior to obtaining the Stockholder Approval, the Issuer Board effects an Adverse Recommendation Change or due to certain uncured material breaches of the Merger Agreement by the Issuer.

In certain specified circumstances further described in the Merger Agreement, in connection with the termination of the Merger Agreement, the Issuer will be required to pay Parent a termination fee of $24.4 million (the “Issuer Termination Payment”), including if Parent terminates the Merger Agreement after the Issuer Board makes an Adverse Recommendation Change or if the Issuer terminates the Merger Agreement to enter into an alternative acquisition agreement with respect to a Superior Proposal.

In addition, in certain specified circumstances further described in the Merger Agreement, in connection with the termination of the Merger Agreement, Parent will be required to pay the Issuer a termination fee of $62.8 million (the “Parent Termination Payment”) upon termination of the Merger Agreement, including if the Issuer terminates the Merger Agreement as a result of an uncured material breach of the Merger Agreement by the Parent Parties, or as a result of the Parent Parties’ failure to close when otherwise obligated pursuant to the Merger Agreement.

Dividends

Pursuant to the terms of the Merger Agreement, the Issuer may declare and pay regular quarterly dividends for the first and second quarters of fiscal year 2023, in each case, subject to certain limitations. Thereafter, the Issuer may not pay dividends, except as necessary to preserve its tax status as a real estate investment trust or to avoid the imposition of income or excise taxes, subject to certain limitations.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit C hereto and is incorporated by reference herein. The representations, warranties, covenants and agreements contained in the Merger Agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties. The representations and warranties have been qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those under applicable securities laws. Stockholders should not rely on the representations, warranties, covenants and agreements contained in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, the Parent Parties or any of their respective affiliates or businesses.

Voting and Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, (i) each of Michael Gamzon, Rebecca Gamzon, Frederick M. Danziger, and Lucy C. Danziger, in their individual capacities and as trustees of certain trusts named therein (collectively, the “C&E Stockholders”) entered into separate voting and support agreements (the “C&E Voting and Support Agreements”) with Parent, and (ii) Conversant Capital, LLC and certain of its affiliates (the “Conversant Stockholders” and together with the C&E Stockholders, the “Subject Stockholders”) entered into a voting and support agreement (the “Conversant Voting and Support Agreement” and together with the C&E Voting and Support Agreements, the “Voting and Support Agreements”) with Parent.

Pursuant to the terms of the Voting and Support Agreements, each C&E Stockholder agreed, among other things, to vote certain issued and outstanding Common Stock currently beneficially owned or thereafter acquired by such C&E Stockholder, and each Conversant Stockholder agreed, among other things, to vote all issued and outstanding Common Stock currently beneficially owned or thereafter acquired by such Conversant Stockholder (i) in favor of (A) the approval of the Merger and any other matters necessary or reasonably requested by Parent for the consummation of the Merger and the other transactions contemplated thereby and (B) any proposal to adjourn or postpone such meeting of stockholders of the Issuer to a later date if there are not sufficient votes to approve the adoption of the Merger Agreement, and (ii) against (A) any Competing Proposal, Alternative Acquisition Agreement or any of the transactions contemplated thereby, and (B) any action which would reasonably be expected to prevent, materially delay or materially adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Merger, in each case, subject to the limitations set forth in the applicable Voting and Support Agreement.

As of the date hereof, the Common Stock currently beneficially owned and subject to the C&E Voting and Support Agreements represents, in the aggregate, approximately 6.7% of the outstanding shares of Common Stock, and the Common Stock currently beneficially owned and subject to the Conversant Voting and Support Agreement represents, in the aggregate, approximately 10.3% of the outstanding shares of Common Stock.

Subject to certain exceptions, each Voting and Support Agreement prohibits certain transfers by the Subject Stockholders of any of the shares of Common Stock subject to such Voting and Support Agreement prior to the Stockholder Approval and certain other actions that would impair the ability of the Subject Stockholders to fulfill their respective obligations under their respective Voting and Support Agreement. The Voting and Support Agreements also contain non-solicitation covenants with respect to alternative transactions generally similar to those contained in the Merger Agreement with respect to the Issuer.

Each Voting and Support Agreement terminates automatically on the earliest to occur of (i) the Merger Effective Time, (ii) the delivery of written notice by the Issuer to Parent of an Adverse Recommendation Change (as defined in the Merger Agreement) made in compliance with the Merger Agreement, (iii) certain amendments or waivers of the Merger Agreement without such Subject Stockholder’s prior consent, (iv) the termination of the Merger Agreement and (v) mutual written consent of the parties to such Voting and Support Agreement.

The foregoing description of the Voting and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of, in the case of the C&E Voting and Support Agreements, the form of voting and support agreement, which is filed as Exhibit D hereto and incorporated herein by reference, and, in the case of the Conversant Voting and Support Agreement, the Conversant Voting and Support Agreement, which is filed as Exhibit E hereto and incorporated herein by reference.

Equity Commitment Letter

Certain entities affiliated with the Reporting Persons have committed to fund Parent and/or Merger Sub, prior to or substantially concurrently with the closing of the Merger, with aggregate equity contributions in an amount equal to $527 million, subject to the terms and conditions set forth in such equity commitment letter, dated as of February 22, 2023 (such equity commitment letter, the “Equity Commitment Letter”).

The aggregate proceeds of the Equity Commitment Letter, together with the aggregate proceeds from an equity commitment letter provided by an entity affiliated with GIC Real Estate, Inc., will be sufficient for Parent and/or Merger Sub to pay all amounts the Parent Parties may be obligated to pay pursuant to the Merger Agreement or the Merger, including the aggregate Merger Consideration and all related fees and expenses.

The foregoing description of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, which is filed as Exhibit F hereto and incorporated herein by reference.

Limited Guarantee

In addition, certain affiliates of the Reporting Persons have entered into a limited guarantee for certain other payment obligations of the Parent Parties under the Merger Agreement in favor of the Issuer (such limited guarantee, the “Limited Guarantee”), up to approximately $37.7 million, subject to the terms and conditions of the such limited guarantee.

The foregoing description of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantee, which is filed as Exhibit G hereto and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7. Materials to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by inserting the following exhibits:

C.

Agreement and Plan of Merger, dated as of February 22, 2023, by and among IR Parent, LLC, IR Merger Sub II, Inc. and INDUS Realty Trust, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of INDUS Realty Trust, Inc. filed with the Securities and Exchange Commission on February 22, 2023 (Commission File No. 1-12879)).

D.

Form of C&E Voting and Support Agreement (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of INDUS Realty Trust, Inc. filed with the Securities and Exchange Commission on February 22, 2023 (Commission File No. 1-12879)).

E.

Conversant Voting and Support Agreement, dated as of February 22, 2023, by and among IR Parent LLC, CM Change Industrial LP and CM Change Industrial II LP (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of INDUS Realty Trust, Inc. filed with the Securities and Exchange Commission on February 22, 2023 (Commission File No. 1-12879)).

F.	Equity Commitment Letter, dated as of February 22, 2023, by and among IR Parent, LLC, IR Merger Sub II, Inc. and INDUS Realty Trust, Inc.

G.	Limited Guarantee, dated as of February 22, 2023, by and among CPREF II AIV II – A, L.P., CPREF II AIV II – B, L.P. and INDUS Realty Trust, Inc.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2023

CPREF II AIV II – A, L.P.
By: Centerbridge Partners Real Estate Associates II, L.P., its general partner
By: CPREF II Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CPREF II AIV II – B, L.P.
By: Centerbridge Partners Real Estate Associates II, L.P., its general partner
By: CPREF II Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE PARTNERS REAL ESTATE FUND SBS II, L.P.
By: CCP SBS GP, LLC, its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE PARTNERS REAL ESTATE ASSOCIATES II, L.P.
By: CPREF II Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CPREF II CAYMAN GP LTD.

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CCP SBS GP, LLC

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson

[Schedule 13D/A Signature Page]